UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated 24 September 2010

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE

IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE

NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION

STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART

THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K DATED 24 September 2010

Cautionary Statement Regarding Forward-Looking Statements

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This report on Form 6-K contains certain forward-looking statements with respect to the ongoing legal proceedings in relation to the Texas City refinery explosion, the Exxon Valdez oil spill and certain claims against Atlantic Richfield; the ongoing investigations related to the Gulf of Mexico oil spill by numerous agencies of the US government; the schedule for remaining payments by BP into the $20 billion escrow account; the impact of BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost of implementing remedies sought in the various proceedings, on BP’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US; and the anticipated closing of certain dispositions of BP’s assets. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘plans’, ‘we see’ or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the Current Report on Form 6-K for the Period Ended 30 June 2010 filed with the US Securities and Exchange Commission on 28 July 2010.

Gulf of Mexico Oil Spill Update

On 19 September 2010 BP provided the following update on developments in the response to the MC252 oil well incident in the Gulf of Mexico:

“BP today confirmed that well kill operations on the MC252 well in the Gulf of Mexico are now complete, with both the casing and annulus of the well sealed by cement.

The MC252 well has been shut-in since July 15 and cementing operations in August, following the static kill, provided an effective cement plug in the well’s casing. The relief well drilled by the DDIII drilling rig intercepted the annulus of the MC252 well on September 15, followed by pumping of cement into the annulus on September 17. BP, the federal government scientific team and the National Incident Commander have now concluded that these operations have also successfully sealed the annulus of the MC252 well.

‘This is a significant milestone in the response to the Deepwater Horizon tragedy and is the final step in a complex and unprecedented subsea operation – finally confirming that this well no longer presents a threat to the Gulf of Mexico,’ said Tony Hayward, BP group chief executive. ‘However, there is still more to be done. BP’s commitment to complete our work and restore the damage done to the Gulf of Mexico, the Gulf coast and the livelihoods of the people across the region remains unchanged.’

BP will now proceed to complete the abandonment of the MC252 well, which includes removing portions of the casing and setting cement plugs. A similar plugging and abandonment of both relief wells will occur as well.

BP will also now begin the process of dismantling and recovering containment equipment and decontaminating vessels that were in position at the wellsite.

Surface Spill Response

Approximately 25,200 personnel, more than 2,600 vessels and dozens of aircraft remain engaged in the response effort.

No volumes of oily liquid have been recovered from the surface of the Gulf of Mexico since July 21 and the last controlled burn operation occurred on July 20. BP, as part of Unified Command, continues to conduct overflights and other reconnaissance to search for oil on the surface. At peak, approximately 3.5 million feet of containment boom was deployed in response to the oil spill. Currently 670,000 feet of containment boom remains deployed.

Additional information

On August 23 processing of claims from individuals and businesses related to the Deepwater Horizon incident transferred to the Gulf Coast Claims Facility (“GCCF”). To date, over 68,000 claims have been submitted to the GCCF, with over 19,000 claims totaling over $240 million being paid, including a $34.5 million fund for real estate brokers and agents. Prior to the transfer to the GCCF, BP had made 127,000 claims payments, totalling approximately $399 million.

The cost of the response to September 17 amounts to approximately $9.5 billion, including the cost of the spill response, containment, relief well drilling, static kill and cementing, grants to the Gulf states, claims paid and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion escrow account to satisfy certain obligations arising from the oil and gas spill.”

Legal Proceedings Update

Proceedings and investigations relating to the Gulf of Mexico oil spill

BP p.l.c., BP Exploration & Production Inc. (“BP E&P”) and various other BP entities (collectively referred to as “BP”) are among the companies named as defendants in more than 400 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the “Incident”) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico, where the Deepwater Horizon was deployed at the time of the Incident, and holds a 65% working interest. The other working interest owners are Anadarko Petroleum Company and MOEX Offshore 2007 LLP. The Deepwater Horizon, which was operated by Transocean Holdings LLC, sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, shipping interests, restaurant owners and others who are property and/or business owners alleged to have suffered economic loss. Shareholder derivative lawsuits have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. Purported class action lawsuits have also been filed in US federal courts against BP entities and various current and former officers and directors alleging securities fraud claims and violations of the Employee Retirement Income Security Act. In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (“RICO”). In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities and related cases and another in federal court in New Orleans for the remaining cases. By late September, most of the Deepwater Horizon-related cases will be pending before these courts.

Under the Oil Pollution Act of 1990 (“OPA 90”), BP E&P has been designated as one of the “responsible parties” for the oil spill resulting from the Incident. Accordingly, BP E&P is one of the parties financially responsible for the clean-up of the spill and for economic damages as provided by OPA 90. In addition, pursuant to OPA 90, the U.S. Coast Guard has requested reimbursement from BP and the other responsible parties for its costs of responding to the Incident, and BP has paid all amounts so billed to date. Continuing requests for cost reimbursement are expected from the U.S. Coast Guard and other governmental authorities. In addition, BP is participating with federal and state trustees in a cooperative assessment of potential natural resource damages associated with the spill. Under OPA 90, BP E&P is one of the parties financially responsible for paying the reasonable assessment costs incurred by these Trustees as well as any natural resource damages that result from the Incident.

BP E&P has committed to establish a $20 billion escrow account over the next three and a half years. BP E&P has contributed an initial payment of $3 billion in August 2010 and will contribute $2 billion in the fourth quarter of 2010. These contributions will be supplemented by additional payments of $1.25 billion per quarter until a total of $20 billion has been paid into the escrow. While the escrow account is building, BP E&P’s commitments will be assured by the setting aside of US assets sufficient at any time to secure the difference between the amount deposited as of that date and $20 billion. The establishment of this account does not represent a cap on BP’s liabilities, and BP does not admit to a liability of this amount. The escrow account will pay claims adjudicated by the GCCF, final judgments in litigation and litigation settlements, state and local response costs, and natural resource damages and related costs. Payments from the escrow account will be made as costs are finally determined or claims are adjudicated whether by the GCCF or BP. There will be a sunset on the escrow account, and funds, if any, remaining once the claims process has been completed will revert to BP E&P.

BP is subject to a number of investigations related to the Incident by numerous agencies of the US government. On 27 April 2010, the U.S. Coast Guard and the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement in June 2010) convened a joint investigation of the Incident by establishing a Marine Board of Investigation aimed at determining the causes of the Incident and recommending safety improvements. BP was designated as one of several Parties in Interest in the investigation. On 21 May 2010, President Obama signed an executive order establishing a bipartisan National Commission to examine and, within six months of the date of the Commission’s first meeting, report on the causes of the Incident and recommend options for guarding against and mitigating the impact of oil spills associated with offshore drilling. Also, the Department of the Interior requested the National Academy of Engineering/National Research Council to report on causes of the incident and potential future measures to prevent similar incidents. The Coast Guard has initiated an Incident Specific Preparedness Review to examine the effectiveness of the response and recovery operations relating to the spill. Additionally, BP representatives have appeared before multiple committees of the US Congress that are conducting inquiries into the Incident. BP has been providing documents and written information in response to requests by these committees and will continue to do so. See “Principal risks and uncertainties – Risk of increased regulation” in the Current Report on Form 6-K for the Period Ended 30 June 2010 filed with the US Securities and Exchange Commission on 28 July 2010.

On 1 June 2010, the US Department of Justice (“DoJ”) announced that it is conducting an investigation into the Incident, and it is possible it will seek to charge BP with violations of US civil or criminal laws. Other federal agencies, such as the US Environmental Protection Agency (“EPA”), are expected to seek penalties under the Clean Water Act and other statutes. Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. Other US federal agencies, including the US Chemical Safety and Hazard Investigation Board (“CSB”), may or have commenced investigations and proceedings relating to the Incident. The Securities and Exchange Commission and DoJ are investigating securities matters arising in relation to the Incident.

The Attorney General for the State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, as a result of the Incident. It is possible that the State Attorneys General of Louisiana, Mississippi, Florida, Texas or other states and/or local governments, such as coastal municipalities also may initiate investigations and bring civil or criminal actions seeking damages, penalties and fines for violating state or local statutes. To date, the Louisiana Department of Environmental Quality has issued an administrative order seeking injunctive relief and environmental civil penalties under state law, and several local governments in Louisiana have filed suits under State wildlife statutes seeking penalties for damage to wildlife as a result of the spill.

On 15 September 2010, three Mexican States bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Deepwater Horizon oil spill harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the States to incur expenses in preparing a response to the oil spill.

BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, BP has taken a charge of $32.2 billion in the second quarter, and these potential liabilities may continue to have a material adverse effect on the group’s results and financial condition.

Other legal proceedings

BP America Inc. (“BP America”) continues to be subject to oversight by an independent monitor, who has authority to investigate and report alleged violations of the US Commodity Exchange Act or US Commodity Futures Trading Commission (“CFTC”) regulations and to recommend corrective action. The appointment of the independent monitor was a condition of the deferred prosecution agreement (“DPA”) entered into with the DoJ on 25 October 2007 relating to allegations that BP America manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003 and the companion consent order with the CFTC, entered the same day, resolving all criminal and civil enforcement matters pending at that time concerning propane trading by BP Products North America Inc. (“BP Products”). The DPA requires BP America’s and certain of its affiliates’ continued co-operation with the US Government’s investigation and prosecution of the trades in question, as well as other trading matters that may arise. The DPA has a term of three years but can be extended by two additional one-year periods, and contemplates dismissal of all charges at the end of the term following the DoJ’s determination that BP America has complied with the terms of the DPA. Investigations into BP’s trading activities continue to be conducted from time to time.

Private complaints, including class actions, were also filed against BP Products and affiliates alleging propane price manipulation. The complaints contained allegations similar to those in the CFTC action as well as of violations of federal and state antitrust and unfair competition laws and state consumer protection statutes and unjust enrichment. The complaints sought actual and punitive damages and injunctive relief. Settlement in both groups of the class actions (the direct and indirect purchasers) has received final court approval. Two independent lawsuits from class members who opted out of the direct purchaser settlement are still pending. In addition, actions, purportedly on behalf of a state, alleging manipulation of propane and other energy commodity prices and seeking a variety of remedies have been filed against BP Products and other BP subsidiaries.

On 23 March 2005, an explosion and fire occurred in the isomerization unit of BP Products’ Texas City refinery as the unit was coming out of planned maintenance. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims arising from the March 2005 incident.

In March 2007, the CSB issued a report on the incident. The report contained recommendations to the Texas City refinery and to the Board of Directors of BP. In May 2007, BP responded to the CSB’s recommendations. BP and the CSB will continue to discuss BP’s responses with the objective of the CSB’s agreeing to close out its recommendations.

On 25 October 2007, the DoJ announced that it had entered into a criminal plea agreement with BP Products related to the March 2005 explosion and fire. On 4 February 2008, BP Products pleaded guilty, pursuant to the plea agreement, to one felony violation of the risk management planning regulations promulgated under the US Clean Air Act (“CAA”) and on 12 March 2009, the court accepted the plea agreement. In connection with the plea agreement, BP Products paid a $50 million criminal fine and was sentenced to three years’ probation. Compliance with a 2005 US Occupational Safety and Health Administration (“OSHA”) settlement agreement (“2005 Agreement”) and a 2006 agreed order entered into by BP Products with the Texas Commission on Environmental Quality (“TCEQ”) are conditions of probation.

The Texas Office of Attorney General, on behalf of the TCEQ, has filed a petition against BP Products asserting certain air emissions and reporting violations at the Texas City refinery from 2005 to 2009, including in relation to the March 2005 explosion and fire. BP is contesting the petition in a pending civil proceeding. TCEQ has notified the DoJ of its belief that certain of the alleged violations may violate the 25 October 2007 plea agreement.

On 9 August 2010, the Texas Attorney General filed a second petition against BP Products asserting emissions violations relating to a 6 April 2010 compressor fire and subsequent flaring event at the Texas City Refinery’s Ultracracker unit. This emissions event is also the subject of a number of civil suits by many area workers and residents alleging personal injury and seeking substantial damages.

In September 2009, BP Products filed a petition to clarify specific required actions and deadlines under the 2005 Agreement with OSHA. That agreement resolved citations issued in connection with the March 2005 Texas City refinery explosion. OSHA denied BP Products’ petition.

In October 2009 OSHA issued citations to the Texas City Refinery seeking a total of $87.4 million in civil penalties for alleged violations of the 2005 Agreement and alleged process safety management violations. BP Products contested these citations. These matters were subsequently transferred for review to the Occupational Safety and Health (“OSH”) Review Commission.

A settlement agreement between BP Products and OSHA in August 2010 resolved the petition filed by BP Products in September 2009 and the alleged violations of the 2005 Agreement. BP Products has agreed to a penalty of $50.6 million in that matter and to perform certain abatement actions. That agreement is expected to become a final order of the Review Commission in September 2010.

Certain persons qualifying under the US Crime Victims Rights Act as victims in relation to the Texas City plea agreement have requested that the federal court revoke BP Products’ probation based on alleged violations of the Court’s conditions of probation. The alleged violations of probation relate to the alleged failure to comply with the 2005 Agreement.

The OSHA process safety management citations issued in October 2009 were not resolved by the August 2010 settlement agreement. The proposed penalties in that matter are $30.7 million. That matter remains before the OSH Review Commission. These citations do not allege violations of the 2005 Agreement.

A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the CAA and OSHA regulations at the Texas City refinery subsequent to the March 2005 explosion and fire.

On 29 November 2007, BP Exploration (Alaska) Inc. (“BPXA”) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA’s guilty plea, to a misdemeanour violation of the US Water Pollution Control Act, included a term of three years’ probation. BPXA is eligible to petition the court for termination of the probation term if it meets certain benchmarks relating to replacement of the transit lines, upgrades to its leak detection system and improvements to its integrity management programme. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP’s appeal from a decision of the lower court granting in part and denying in part BP’s motion to dismiss the lawsuit.

On 31 March 2009, the DoJ filed a complaint against BPXA seeking civil penalties and injunctive relief relating to the 2006 oil releases. The complaint alleges that BPXA violated various federal environmental and pipeline safety statutes and associated regulations in connection with the two releases and its maintenance and operation of North Slope pipelines. The State of Alaska also filed a complaint on 31 March 2009 against BPXA seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA’s corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages.

Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (“Alyeska”), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP’s combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.

Since 1987, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgement in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group’s results, financial position or liquidity will not be material.

On 8 March 2010, OSHA issued citations to BP’s Toledo refinery alleging 42 wilful violations of the Process Safety Management Standard, with penalties of $2,940,000, as well as 23 other non-wilful violations. These citations resulted from an inspection of the Toledo refinery which began in September 2009 and which was conducted pursuant to OSHA’s Petroleum Refinery Process Safety Management National Emphasis Program. BP Products has contested the citations, and the matter is currently before the OSH Review Commission.

BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. That complaint was unsealed in May 2010 and served on BP in June 2010. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform.

BP Products’s US refineries are subject to a 2001 consent decree with the EPA that resolved alleged violations of the CAA, and implementation of the decree’s requirements continues. A 2009 amendment to the decree resolves remaining alleged air violations at the Texas City refinery through the payment of a $12 million civil fine, a $6 million supplemental environmental project and enhanced CAA compliance measures estimated to cost approximately $150 million. The fine has been paid, and BP Products is implementing the other provisions.

The EPA and BP Products are in negotiations to resolve allegations of civil violations of the RMP regulations promulgated under the CAA.

Various environmental groups and the EPA have challenged certain aspects of the operating permit issued by the Indiana Department of Environmental Management (“IDEM”) for upgrades to the Whiting refinery. In response to these challenges, the IDEM has reviewed the permits and responded formally to the EPA. The EPA, either through the IDEM or directly, can cause the permit to be modified, reissued, terminated, or revoked. BP is in discussions with the EPA and the IDEM over these issues.

BP is also in settlement negotiations to resolve alleged CAA violations at the Whiting, Toledo, Carson and Cherry Point refineries.

Other Recent Developments

Deepwater Horizon Accident Investigation Report

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On 8 September 2010, BP released a report of an internal investigation team on the causes of the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and the resulting oil spill (the “Bly Report”) based on a four-month investigation led by Mark Bly, BP’s Head of Safety and Operations and conducted independently by a team of over 50 technical and other specialists drawn from inside BP and externally. The Bly Report (excluding the appendices) is filed as Exhibit 99.3 to this Form 6-K. The Bly Report and the appendices are available on BP’s website at www.bp.com.

Recent Transactions

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On 30 July 2010, three subsidiaries of BP p.l.c. (together “BP Angola”) entered into a term loan facility in an amount of up to $3,000 million backed by crude oil sales from BP Angola’s interest in a number of its licences in offshore Angola. The facility for BP Angola is a five year amortising term loan maturing on 30 June 2015. As credit support for the transaction, BP Angola has entered into crude oil sales contracts with a special purpose company which is not a member of the BP group in respect of oil from certain fields and that special purpose company has in turn, amongst other things, provided security to the lending banks through an assignment of its rights against BP Angola under these oil sales contracts.

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On 3 August 2010 BP announced that it has agreed to sell its oil and gas exploration, production and transportation business in Colombia to a consortium of Ecopetrol, Colombia’s national oil company (51 percent), and Talisman of Canada (49 percent). The two companies will pay BP a total of $1.9 billion in cash, subject to customary post-completion price adjustments, for 100 percent of the shares in BP Exploration Company (Colombia) Limited (BPXC), the wholly-owned BP subsidiary company that holds BP’s oil and gas exploration, production and transportation interests in Colombia. Subject to regulatory and other approvals, the sale is expected to be completed by the end of the year.

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On 9 August 2010 BP announced that it has established a trust and made a $3 billion initial deposit of the previously announced $20 billion escrow account to pay legitimate claims arising from the Deepwater Horizon incident and the resulting oil and gas spill. An additional $2 billion deposit will be made in the fourth quarter of 2010. Thereafter, $1.25 billion will be deposited per quarter until a total of $20 billion has been deposited.

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On 13 August 2010, a subsidiary of BP p.l.c., BP Exploration (Caspian Sea) Limited (“BP Caspian”) entered into a term loan facility in an amount of up to $2,250 million backed by crude oil sales from BP Caspian’s interest in the Azeri-Chirag-Deepwater Gunashli (“ACG”) field, offshore Azerbaijan. The facility for BP Caspian is a five year amortising term loan maturing on 13 August 2015. As credit support for the transaction, BP Caspian has entered into a crude oil sales contract with a special purpose company which is not a member of the BP group in respect of oil from the ACG field and that special purpose company has in turn, amongst other things, provided security to the lending banks through an assignment of its rights against BP Caspian under that oil sales contract.

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On 16 August 2010 BP announced the completion of its purchase from Devon Energy of an additional interest in the ACG field. Devon Energy’s 5.63 percent stake in the ACG development will be split between BP (3.29 percent) and the following parties which have exercised preferential rights in relation to the transaction: Chevron (0.99 percent), Inpex (0.96 percent) and Itochu (0.38 percent).

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On 23 August 2010 BP announced that it has transitioned its individual and business claims program to the Gulf Coast Claims Facility and that it had made payments of nearly $400 million during the 16 weeks it managed claims related to the oil spill in the Gulf of Mexico.

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On 1 September 2010 BP announced that it has agreed to sell its interests in ethylene and polyethylene production in Malaysia to Petronas. The agreement concerns BP’s 15 percent interest in Ethylene Malaysia Sdn Bhd (EMSB) and 60 percent interest in Polyethylene Malaysia Sdn Bhd (PEMSB), both of which are operated by Petronas, and are located at Kertih, on the east coast of Malaysia. This announcement does not affect BP’s other businesses in Malaysia. Under the terms of the agreement, Petronas will, at closing, pay $363 million in cash to BP, inclusive of a balance sheet adjustment of $13 million and the repayment of a shareholder loan of $53 million. Subject to certain conditions, both parties anticipate completing the transaction by the end of 2010. Additionally, BP will also receive an EMSB pre-closing dividend payment amounting to $48 million, subject to EMSB Board approval.

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On 13 September 2010, BP announced that its acquisition of an interest in block 42/05 in the South China Sea’s Pearl River Mouth Basin has been approved by the Chinese Government. BP has acquired a 40.82 percent interest in the block from Devon Energy China, Ltd. The block covers an area of 6,939 square kilometers. Chevron acquired the remaining 59.18 percent and will be the operator during the exploration phase under the amendment agreements to a production sharing contract with China National Offshore Oil Corporation (CNOOC). CNOOC Limited, a listed arm of CNOOC, has the right to back-in to a level of 51 percent during the development phase of the production sharing contract.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 24 September 2010	/S/ D J PEARL
D J PEARL
Deputy Company Secretary